March 14, 2008

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

> **Re: Diasense, Inc.**
> **Preliminary Information Statement**
> **Filed January 3, 2008**
> **File No. 0-26504**

Dear Mr. Little:

We have completed our review of your preliminary information statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Steven L. Siskind, Esq.